NIAGARA MOHAWK

                                                                          10.2.8

Scott D. Leuthauser                                  Phone: (315) 428-6006
Director, Energy Transactions                          FAX: (315) 428-5114
                                              E-mail: leuthausers@nimo.com

VIA AIRBORNE EXPRESS

                                 October 9, 2000

Mr. Stephen D. Kamppila
Operations Business Manager
Selkirk Generating Plant
24 Power Park Drive

Selkirk, NY 12158

RE:  NYISO Implementation Agreement

Dear Steve:

Niagara Mohawk Power Corporation ("Niagara Mohawk") and Selkirk Cogen Partners, L.P. ("Selkirk") agree to the following:

1. The Amended and Restated Agreement between Selkirk and Niagara Mohawk dated July 1, 1998 (the "Phase I Agreement") shall be amended in accordance with the following terms. Capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Phase I Agreement.

     a) The definition of Market Capacity Price shall be deleted in its entirety and replaced with the following:

               "Market Capacity Price" shall equal zero prior to May 1, 2000 and thereafter at any time when no separate market for installed capacity exists. Commencing on May 1, 2000, and only if there then exists a separate market for installed capacity, the Market Capacity Price shall mean the market clearing price paid to sellers for installed capacity, at the Delivery Point or the region in which the Delivery Point is located, established by the ISO/PE Installed Capacity Auction. The applicable ISO/PE auction market clearing price will be that associated with the first auction preceding the then upcoming, six-month capability period and will be the price for the full six-month period (the six-month strip), unless the Parties mutually agree to substitute pricing. In the event the ISO/PE terminates the six-month strip, the Parties agree to negotiate in good faith to identify the appropriate strip auction price.

Mr. Stephen D. Kamppila               -2-                      October 9, 2000


     b) The Proxy-Market Price Period shall remain in effect until 11:59:59 PM on October 31, 2000 after which time it will be deemed to have terminated.

     c)   The following term shall be defined:

          "Balancing Quantities" shall mean the amount of energy which may be delivered to Buyer as part of a bilateral transaction subject to the "PURPA Exemption" which is an amount in excess of the Monthly Contract Quantity, the Overgeneration Amount and any scheduled excess "merchant" sales scheduled to Buyer and/or any other third party. The price at which Balancing Quantities will be sold to Buyer will be the Market Energy Price minus $1.00/MWh. Although Buyer may receive Balancing Quantities in excess of 5 MWh/hr, the financial obligation for Balancing Quantities from Buyer to Seller will be limited to 5 MWh/hr.

          "PURPA Exemption" as used herein shall refer to such term as it is described in ISO/PE Technical Bulletin #16 and further clarified in the May 31, 2000 Stipulation and Agreement between the Sponsoring Parties (as defined in the Stipulation and Agreement).

     d) Commencing on November 18, 1999, through 11:59:59 PM on October 31, 2000 the Parties agree to schedule "put" volumes in accordance with the ISO/PE Day Ahead Market bilateral procedures, including the use of the PURPA Exemption. Seller shall have the right to "put" volumes including the Monthly Contract Quantity, the Overgeneration Amount and the Balancing Quantities. Seller shall be responsible for any Transmission Usage Charges ("TUC") and/or any other transmission related charges associated with bilateral transactions to the Delivery Point under the Phase I Agreement and the Interconnection Agreement between Selkirk Cogen Partners, L.P. and Niagara Mohawk Power Corporation dated October 20, 1992 (the "ICA") and Buyer shall be responsible for any TUC and/or any other transmission related charges associated with bilateral transactions for deliveries beyond the Delivery Point under the Phase I Agreement and the ICA. Buyer shall not be responsible for payment of any penalties pursuant to the New York State Independent System Operator - Open Access Transmission Tariff Rate Schedule 3: Regulation and Frequency Response Service.

2. The Selkirk II Transmission Services Agreement between Selkirk and Niagara Mohawk dated December 13, 1990 (as amended, the "Phase II TSA") shall be amended in accordance with the following terms. Capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Phase II TSA.

     a) Commencing on May 1, 2000 Selkirk shall have the right to schedule an "Energy Balancing" bilateral transaction under the Phase II TSA. The transaction will be a PURPA Exemption bilateral which will be "stacked" on the top and initially scheduled at a level of 5 MWh/hr but which will be adjusted by

Mr. Stephen D. Kamppila                -3-                     October 9, 2000

          the ISO/PE based on actual energy generation and prescheduled energy deliveries. The price for energy under the Energy Balancing bilateral will be the Market Energy Price, as that term is defined in the Phase I Agreement, minus $1.00/MWh. Selkirk shall be the calculation agent for all invoices related to "Energy Balancing". Although Niagara Mohawk may receive energy volumes in excess of 5 MWh/hr, the financial obligation from Niagara Mohawk to Selkirk will be limited to 5 MWh/hr. Selkirk's right to schedule the "Energy Balancing" bilateral transaction shall terminate if the ISO/PE and/or FERC terminate the "PURPA Exemption".

     b) The Parties agree to schedule Energy Balancing volumes in accordance with the ISO/PE Day Ahead Market bilateral procedures, including the use of the PURPA Exemption. Selkirk shall be responsible for any TUC and/or any other transmission related charges associated with bilateral transactions to the Delivery Point under the Phase I Agreement and Niagara Mohawk shall be responsible for any TUC and/or any other transmission related charges associated with bilateral transactions for deliveries beyond the Delivery Point under the Phase I Agreement that originate from the Selkirk's Phase II generator bus. TUC for Selkirk II deliveries shall only be applicable to the energy "stacked" above deliveries to Con Edison. Niagara Mohawk shall not be responsible for payment of any penalties pursuant to the New York State Independent System Operator - Open Access Transmission Tariff Rate Schedule 3: Regulation and Frequency Response Service.

     c) Effective as of November 18, 1999, Section 5.6 shall be deleted in its entirety and replaced with the following:

                  PRODUCER shall in good faith seek to match the output schedule as contracted for with the PURCHASER in the Power Purchase Agreement.

3. The total volume of energy associated with the Selkirk Phase I energy balancing procedures for the period July 1, 1998 through November 17, 1999 will be netted against the total, cumulative balance of energy associated with the Phase II TSA "inadvertent account" as of, and including November 17, 1999. The remaining energy will be considered an excess energy sale from Selkirk to Niagara Mohawk at a price that is equal to 85% of the average of each month's average price from Buyer's Energy Accounting Log
     (EAL), line number 6033-19 - NYPP Weighted Average Price, for the same period. The procedures for netting and payment as set forth in this Section 3 shall settle any and all claims of each of Niagara Mohawk and Selkirk for amounts which are included or could have been included in the inadvertent account under the Phase II TSA or pursuant to the energy balancing procedures for Selkirk Phase I through and including November 17, 1999.

Mr. Stephen D. Kamppila                                     October 9, 2000


Set forth below is the signature of a duly authorized representative of Niagara Mohawk, which evidences the agreement of Niagara Mohawk to this contract. Please have a duly authorized representative of Selkirk sign in the space provided below to evidence the agreement of Selkirk to this contract, and return an executed copy to my attention.

                                   Sincerely,

                                   /s/ SCOTT D. LEUTHAUSER
                                   -----------------------

                                   Scott D. Leuthauser
                                   Director, Energy Transactions

NIAGARA MOHAWK POWER CORPORTION

Agreed to by: /s/ CLEMENT E. NADEAU
              ------------------------------
              Print  Name: Clement E. Nadeau
              Title: Vice President Electric Delivery

Date: November 3, 2000


SELKIRK COGEN PARTNERS, L.P.

Agreed to by: /s/ ERNEST K. HAUSER
              ------------------------------
              Print  Name:  Ernest K. Hauser
              Title: Senior Vice President

Date:    October 30, 2000


SDL/wsp:  (2000-152.sdl)
cc:      J. A. Glose

S. L. Hodgson
File:  CLA 25.1-5.133